June 4, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation I
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: The Now Corporation I
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed May 21, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2025 letter.

Amendment No. 7 to Offering Statement on Form 1-A/A
Cover page

1. We note your response to comment 1 that you have revised the Offering Statement to reconcile the disclosures regarding the minimum offering amount. However, we note that your Offering Statement still refers to a minimum offering amount in numerous places, including the cover page. You also continue to state that funds will not be returned to investors if the minimum offering is not met, that proceeds will be used
       upon receipt, and that    funds will be immediately released to [you]
once the minimum
       offering amount is raised.    Please note that in a minimum offering,
funds are returned
       to the investors if the minimum offering amount is not raised. Please revise your offering statement as appropriate to reconcile your disclosures regarding whether your offering has a minimum offering amount.
 June 4, 2025
Page 2

Description of Indebtedness, page 55

2. Please revise to disclose the maturity dates for the other outstanding convertible promissory notes. In addition, we note your disclosures on page 55 that the Medican
       Note matured on December 31, 2023 and that the Eagle Oil note matured on March
       15, 2024. However, you also state here that the Medican notes matured in 2019 and
       2020, and your exhibits also indicate that these notes matured prior to 2023 and 2024.
       Please revise your disclosures as appropriate to reconcile your disclosures, or advise.
Risk Factors
Convertible Notes in Default, page 56

3. We note your statement regarding the Medican and Eagle Oil convertible promissory notes that based on preliminary discussions and internal analysis, you believe there is a "high degree of probability that noteholders would accept a settlement of approximately $10,000 per note in satisfaction of the outstanding obligations.
       However, you also acknowledge that no formal agreements have been reached and that there is no assurance that any noteholder will agree to the proposed settlement amount. Please revise to remove the noted mitigating language from your risk factor.
Use of Proceeds, page 61

4. We note your response to comment 5. Please clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 66. We also note that you will be using proceeds of the offering for debt repayment. As previously stated, please describe the material terms of the debt being repaid and if the debt to be repaid was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Instruction
       6 to Item 6 of Part II of Form 1-A.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Peter Campitello